Exhibit 99.6

NICE and Google Cloud Collaborate to Drive Smarter Digital Conversations and
Improve Self-Service Experiences

Integration of NICE’s AI-powered CXone with Google Cloud’s CCAI applications to make human agents, voice bots and chatbots more effective

Hoboken, N.J., November 18, 2021 – NICE (Nasdaq: NICE) today announced it is collaborating with Google Cloud to address the growing demand for more effective and automated customer self-service systems that integrate with traditional contact centers. NICE is integrating its cloud-based, AI-powered CXone customer experience platform – used by 85 of the Fortune 100 companies – with Google Cloud Contact Center Artificial Intelligence (CCAI), a group of APIs that bring the best of Google AI to contact center use cases. The combination will provide businesses with more sophisticated and efficient ways to engage and help customers across digital and voice touchpoints.

Research conducted by NICE found 84 percent of consumers are more willing to do business with companies that offer self-service options, but only 61 percent say companies offer easy, convenient self-service. Businesses are increasingly incorporating AI to boost customer service capacity, enhance human agent performance and make their conversational self-service options more effective. NICE CXone provides no code/low code integration and consolidated journey orchestration with Google Cloud CCAI, to enable intelligent natural language capabilities across various stages of the customer journey, including self-service bots and agent-facing virtual assistants. This empowers businesses to offer smarter self-service conveniences and AI-enhanced assistance.

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CXone Virtual Agent Hub allows businesses to expand their customer self-service capabilities with easy to integrate conversational bots for voice and chat leveraging Google Cloud's Contact Center AI. Now, businesses can rapidly integrate Google Cloud Dialogflow self-service bots without any coding, while retaining full control of the customer experience.

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Deployed in combination with CXone Agent Assist Hub, companies can use Google Cloud’s Agent Assist to empower their customer service representatives with real-time, automated knowledge support during live chat interactions. Google Cloud reports that contact centers using Agent Assist have seen their agents respond up to 15 percent faster to chats, reducing chat abandonment rates and solving more customer problems.

“As AI-powered virtual assistants continue to become a more crucial part of the customer service mix, contact centers want flexibility and choice in deploying conversational AI bots,” said Paul Jarman, NICE CXone CEO. “Our collaboration with Google Cloud illustrates our commitment to innovation and integration with leading providers. We’re proud to provide contact centers with the freedom to adopt AI easily and quickly and drive next-gen, digitally fluent customer experiences.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.